[CAE Logo]	Press Release

Burgess Hill, U.K., July 22, 2004 - (NYSE: CGT; TSX: CAE) - CAE-led Landmark Training Ltd. has been selected as the intended preferred bidder for the British Army's Armoured Vehicles Training Service (AVTS) program. The decision was announced today by Lord Bach, the UK's Minister for Defence Procurement.

The AVTS program, valued at approximately £1 billion (C$2.4 billion) over 30 years, is a private finance initiative (PFI) designed to provide turnkey driver, gunnery and command information systems (CIS) training to crews of armoured fighting vehicles (AFVs). Landmark Training Ltd. is owned 65% by CAE, 25% by AgustaWestland, and 10% by Interserve. The Landmark Training consortium also includes Alvis-Vickers, Rheinmetall Defence Electronics (formerly STN ATLAS), and SafeAim. As the intended preferred bidder, Landmark Training will now engage with the UK Ministry of Defence to assess if a satisfactory, affordable, value-for-money deal is achievable prior to formal contract negotiations with the UK Defence Procurement Agency (DPA). Landmark Training and the UK DPA expect a contract to be signed in late 2005.

"This selection is a major positive development for CAE and its military unit," said Derek H. Burney, CAE's president and chief executive officer. "It signals our complete transformation from equipment supplier to training solutions provider across air, sea, and now land. We continue to demonstrate our ability to lead large-scale, long-term training service delivery programs."

Under the PFI structure, Landmark Training will own and operate training assets required to deliver a turnkey training service. The UK DPA and British Army expect to increase significantly the use of advanced simulation technology, thus achieving major savings for the UK taxpayer and benefiting the environment through a reduction in live firing and driving.

CAE is a leading provider of simulation technologies and integrated training services to airlines, aircraft manufacturers, defence forces, and marine customers worldwide. The company has annual revenues in excess of C$1 billion, with manufacturing operations and training facilities in 19 countries on five continents.

On the web: www.cae.com

Media contact:	Defence/trade media:	Investor relations:

Arthur C. Perron, Vice-President Government and Media Relations (514) 340-5370 arthur.perron@cae.com	Chris Stellwag, Director, Marketing Communications MS&T, Office: (813) 887-1242, Cell: (407) 709-3070 chris.stellwag@cae.com	Andrew Arnovitz, Director Corporate Communications & Investor Relations (514) 734-5760, Cell: (514) 836-2244 andrew.arnovitz@cae.com